UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-42407

Wing Yip Food Holdings Group Limited

No.9, Guanxian North Rd,
Huangpu Town, Zhongshan City

Guangdong, China 528429

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On November 27, 2024, Wing Yip Food Holdings Group Limited (the “Company”) closed its initial public offering (“IPO”) of 2,050,000 American depositary shares, each representing one ordinary share of the Company, with no par value (the “ADSs,” each an “ADS”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-277694), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 6, 2024, as amended, and declared effective by the SEC on November 6, 2024. The ADSs were priced at $4.00 per ADS, and the offering was conducted on a firm commitment basis. The gross proceeds to the Company from the IPO, before deducting the underwriting discounts, the non-accountable expense allowance, and other expenses, were US$ 8.20 million. Following the closing of the IPO, the Company has a total of 50,023,428 ordinary shares issued and outstanding, assuming no exercise of the underwriters’ over-allotment option. The ADSs were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “WYHG” on November 26, 2024.

In connection with the IPO, the Company entered into an underwriting agreement, dated November 25, 2024 (the “Underwriting Agreement”), with Dawson James Securities, Inc. and D. Boral Capital LLC (the “Representatives”), a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

In connection with the IPO, the Company issued a press release on November 25, 2024, announcing the pricing of the IPO, and a press release on November 27, 2024, announcing the closing of the IPO, respectively. Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wing yip food holdings Group Limited

By:	/s/ Xiantao Wang
Name:	Xiantao Wang
Title:	Director and Chairman of the Board

Date: November 27, 2024

EXHIBIT INDEX

Exhibit No.	Description
10.1	Underwriting Agreement dated November 25, 2024 by and between the Company and the Representatives
99.1	Press Release dated November 25, 2024, announcing the pricing of the IPO
99.2	Press Release dated November 27, 2024, announcing the closing of the IPO

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